Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2016 second quarter
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2016 second-quarter results

Adjusted operating cash flow increases by 16% and attributable margins by 14%

Maintained strong balance sheet with robust cash position of $968 million

Toronto, Ontario – July 27, 2016 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the second quarter ended June 30, 2016.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 17 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2016 second quarter highlights:

•	Production[1]: 671,267 gold equivalent ounces (Au eq. oz.), compared with 660,898 Au eq. oz. in Q2 2015.
•	Revenue: $876.4 million, compared with $755.2 million in Q2 2015.
•	Production cost of sales[2]: $731 per Au eq. oz., compared with $724 in Q2 2015.
•	All-in sustaining cost[2]: $988 per Au eq. oz. sold, compared with $1,011 in Q2 2015. All-in sustaining cost per gold ounce (Au oz.) sold on a by-product basis was $976 in Q2 2016, compared with $1,006 in Q2 2015.
•	Adjusted operating cash flow[2]: $187.2 million, or $0.15 per share, compared with $161.4 million, or $0.14 per share, in Q2 2015.
•	Adjusted net loss[2,3]: $9.8 million, or $0.01 per share, compared with adjusted net loss of $13.6 million, or $0.01 per share, in Q2 2015.
•	Reported net loss[3]: $25.0 million, or $0.02 per share, compared with a loss of $83.2 million, or $0.07 per share, in Q2 2015.
•	Balance sheet: Increased cash and cash equivalents to $968.2 million, adding $217.8 million during the quarter, with total liquidity of approximately $2.5 billion.
•	Average realized gold price: $1,266 per ounce, compared with $1,194 per ounce in Q2 2015.
•	Tasiast update: Kinross has resolved the expatriate work permit issue with the Government of Mauritania and expects to resume normal operations in August 2016.
•	Outlook: Kinross expects to be within its 2016 guidance range for production (2.7 - 2.9 million Au eq. oz.), production cost of sales ($675 - $735 per Au eq. oz.) and all-in sustaining cost ($890 - $990 per Au eq. oz.).

CEO Commentary

J. Paul Rollinson, President and CEO, made the following comments in relation to 2016 second-quarter results:

“Kinross generated robust free cash flow of more than $200 million4 from its operations and ended the second quarter with approximately $970 million in cash and cash equivalents. We remain on track to be within our full-year guidance range for both production and cost of sales as strong production from Russia and North America offset temporary production curtailments at Tasiast and Maricunga.

“Maricunga resumed operations in early July, subject to ongoing regulatory proceedings, while at Tasiast, we expect to resume normal operations in August. We have resolved the expatriate work permit issue with the Government of Mauritania as part of an agreed ‘Mauritanization’ plan to increase the number of skilled local workers at Tasiast. The required plan is an important milestone for the country and is a positive example of the ongoing partnership between the Government and Kinross.

“Our continued focus on cost management and capital discipline, combined with our high leverage to stronger gold prices, help to ensure we maximize cash generation. With an excellent balance sheet, financial flexibility, a diverse portfolio of producing mines and high-quality development projects, we remain well positioned to deliver value now and for the future.”

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.

2 These figures are non-GAAP financial measures and are defined and reconciled on pages 12 to 16 of this news release.

3 Net earnings/loss figures in this release represent “net earnings (loss) attributable to common shareholders”.

4 Free cash flow is a non-GAAP measure defined as net operating cash flow less capital expenditures.

p. 1 Kinross reports 2016 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Financial results

Summary of financial and operating results

	Three months ended		Six months ended
	June 30,		June 30,
(in millions, except ounces, per share amounts, and per ounce amounts)	2016	2015	2016	2015
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	675,623	667,529	1,367,533	1,303,657
Sold(c)	690,983	633,148	1,355,148	1,274,900

Attributable gold equivalent ounces(a)
Produced(c)	671,267	660,898	1,358,730	1,290,258
Sold(c)	686,752	626,246	1,346,149	1,260,811

Financial Highlights
Metal sales	$876.4	$755.2	$1,659.0	$1,536.6
Production cost of sales	$506.7	$458.5	$964.4	$913.1
Depreciation, depletion and amortization	$210.2	$216.7	$403.4	$422.9
Impairment charges	$-	$24.5	$-	$24.5
Operating earnings (loss)	$69.2	$(67.8)	$112.0	$(25.3)
Net earnings (loss) attributable to common shareholders	$(25.0)	$(83.2)	$10.0	$(89.9)
Basic earnings (loss) per share attributable to common shareholders	$(0.02)	$(0.07)	$0.01	$(0.08)
Diluted earnings (loss) per share attributable to common shareholders	$(0.02)	$(0.07)	$0.01	$(0.08)
Adjusted net earnings (loss) attributable to common shareholders(b)	$(9.8)	$(13.6)	$11.4	$1.7
Adjusted net earnings (loss) per share(b)	$(0.01)	$(0.01)	$0.01	$0.00
Net cash flow provided from operating activities	$315.9	$167.2	$530.4	$417.3
Adjusted operating cash flow (b)	$187.2	$161.4	$394.8	$376.2
Adjusted operating cash flow per share(b)	$0.15	$0.14	$0.33	$0.33
Average realized gold price per ounce	$1,266	$1,194	$1,223	$1,206
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$733	$724	$712	$716
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$731	$724	$709	$717
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$711	$712	$693	$704
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$976	$1,006	$963	$982
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$988	$1,011	$972	$987
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,027	$1,092	$1,022	$1,071
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,037	$1,094	$1,028	$1,074

(a) “Total” includes 100% of Chirano production. “Attributable” includes Kinross’ share of Chirano (90%) production.

(b) The definition and reconciliation of these non-GAAP financial measures is included on page 12 to 16 of this news release.

(c) “Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2016 was 75.06:1, compared with 72.75:1 for the second quarter of 2015 and for the first six months of 2016 was 77.20:1, compared with 72.84:1 for the first six months of 2015.

The following operating and financial results are based on second-quarter 2016 gold equivalent production. Production and cost measures are on an attributable basis:

Production: Kinross produced 671,267 attributable Au eq. oz. in Q2 2016, a 2% increase compared with Q2 2015, due mainly to higher production at Paracatu and the acquisition of Bald Mountain and 50% of Round Mountain.

Production cost of sales: Production cost of sales per Au eq. oz.2 was $731 for Q2 2016, compared with $724 for Q2 2015, mainly as a result of higher costs at Tasiast, Chirano, and Fort Knox.

Production cost of sales per Au oz. on a by-product basis2 was $711 in Q2 2016, compared with $712 in Q2 2015, based on Q2 2016 attributable gold sales of 665,032 ounces and attributable silver sales of 1,630,139 ounces.

p. 2 Kinross reports 2016 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

All-in sustaining cost: All-in sustaining cost per Au eq. oz. sold2 decreased to $988 in Q2 2016, compared with $1,011 in Q2 2015. All-in sustaining cost per Au oz. sold on a by-product basis2 was $976 in Q2 2016, compared with $1,006 in Q2 2015.

Average realized gold price: The average realized gold price in Q2 2016 increased to $1,266 per ounce, compared with $1,194 per ounce in Q2 2015.

Revenue: Revenue from metal sales was $876.4 million in Q2 2016, compared with $755.2 million during the same period in 2015, primarily due to increases in gold equivalent ounces sold and the average realized gold price.

Margins: Kinross’ attributable margin per Au eq. oz. sold5 was $535 per Au eq. oz. for Q2 2016, compared with a Q2 2015 margin of $470 per Au eq. oz.

Operating cash flow: Adjusted operating cash flow2 was $187.2 million, or $0.15 per share, for Q2 2016, compared with $161.4 million, or $0.14 per share, for Q2 2015.

Earnings/loss: Adjusted net loss2,3 was $9.8 million, or $0.01 per share, for Q2 2016, compared with adjusted net loss of $13.6 million, or $0.01 per share, for Q2 2015.

Reported net loss3 was $25.0 million, or $0.02 per share, for Q2 2016, mainly as a result of a $69.4 million tax expense, compared with reported net loss of $83.2 million, or $0.07 per share, for Q2 2015.

Capital expenditures: Capital expenditures decreased to $114.0 million for Q2 2016, compared with $128.5 million for the same period last year, primarily due to lower spending at Fort Knox and Paracatu.

Operating results and update

Mine-by-mine summaries for 2016 second-quarter operating results may be found on pages seven and 11 of this news release. Highlights include the following:

Americas

The region is tracking at the low end of its guidance range for production and the high end of its guidance range for cost of sales per ounce for the year. At Fort Knox, production increased compared with the previous quarter as a result of higher mill throughput and recoveries. Production decreased compared with Q2 2015 mainly as a result of lower mill grades and recoveries. Cost of sales per ounce increased compared with Q1 2016 and Q2 2015 primarily due to higher costs associated with mined operating waste.

Round Mountain continued to perform well, with production in line with Q1 2016, as an increase in the amount of ore processed and strong performance from the heap leach offset lower mill grades. Cost of sales per ounce increased compared with the previous quarter due to higher input costs.

As announced on June 29, 2016, Kinross added 2.4 million Au oz. to the Company’s estimated inferred mineral resource6 at Round Mountain and expects that the Process Solution Management program will produce approximately 200,000 - 230,000 Au eq. oz. over life of mine at a low cost of approximately $200 - $400 per Au eq. oz. (which includes production cost of sales and capital expenditures).

5 Attributable margin per equivalent ounce sold is a non-GAAP measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

6 See Kinross’ news release dated June 29, 2016 and the "Phase W scoping study" section contained within regarding incremental additions to Round Mountain's mineral resource estimates, which were calculated using a $1,400/oz. gold price assumption.

p. 3 Kinross reports 2016 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

At Bald Mountain, production increased compared with Q1 2016 as a result of an increase in ore mined and processed, offset by lower grades. Cost of sales per ounce increased quarter-over-quarter as a result of a higher level of operating stripping.

The Company believes it can substantially increase Bald Mountain’s current mineral reserve estimate and extend life of mine by developing additional deposits in the near-term. The current mine plan conservatively assumes an approximate 30% conversion of Bald Mountain's current estimated mineral resources to mineral reserves upon receipt of permits, a process which is proceeding as planned and nearly complete, and completion of modest infill drilling at the Vantage Complex and additional drilling at the Saga deposit.

Kettle-River Buckhorn continued with its strong performance as it nears the end of its mine life, which is expected at year end. Production was largely in line with the previous quarter, with cost of sales per ounce decreasing as a result of slightly higher grades and recoveries.

At Paracatu, production was higher compared with Q1 2016 and Q2 2015 mainly due to an increase in ore processed, which included approximately 20,000 Au eq. oz. from the Santo Antonio tailing reprocessing initiative, offset by lower recoveries. Cost of sales per ounce increased slightly compared with the previous quarter mainly due to higher input costs, while costs decreased compared with Q2 2015 mainly as a result of favourable foreign exchange rates and currency hedge losses incurred in 2015.

Due to the lack of rainfall at Paracatu during the 2015-2016 rainy season, the Company now expects to temporarily suspend operation of the mine’s Plant 1 facility in the second half of the third quarter. Plant 1 will remain suspended until the water balance rises sufficiently to allow for production to restart. To help mitigate the effect of the lack of rainfall in the area, the Company has increased the water capture area and water conservation activities at the site and commenced operation of an enhanced water pumping system. The Company’s 2016 full-year regional and company-wide production guidance includes an allocation to production and costs for a potential curtailment at Paracatu.

At Maricunga, production was lower compared with Q1 2016 and Q2 2015 as a result of the regulatory suspension of mining and crushing activities which began on May 2, 2016. Operations resumed on July 9, 2016, the continuation of which remains subject to the ongoing regulatory proceedings. Cost of sales per ounce increased quarter-over-quarter due to the suspension, but was lower year-over-year as the mine incurred higher costs due to the extreme weather event in Q2 2015.

The regulatory suspension was a result of water curtailment orders imposed by Chile’s environmental regulatory authority (SMA). As previously announced on March 21, 2016, the Company received notification from the SMA of a resolution commencing a legal process to seek closure of Maricunga’s water pumping wells. On June 24, 2016, the SMA issued a revised resolution amending the initial sanction which, if affirmed by Chile’s Environmental Tribunal, would require the Company to effectively cease operations and close the mine. The Company vigorously disputes the resolution and the curtailment orders and has appeals pending with Chile’s Environmental Tribunal7.

The Company has been assessing Maricunga’s mine plan in the context of other capital priorities in its global portfolio and now expects to suspend mining in Q4 2016 and commence rinsing the residual gold from the heap leach pads, subject to the ongoing regulatory proceedings.

Russia

Kupol and Dvoinoye performed well in the second quarter, and achieved higher than expected production and lower cost of sales per ounce in the first half of 2016. As a result, the region expects to be at the higher end of production and at the lower end of cost of sales guidance for the year. Production was lower compared with Q1 2016 and Q2 2015 mainly as a result of anticipated lower grades at both mines, which was offset by an increase in ore processed. Cost of sales per ounce continued to decline mainly due to the sustained benefits from foreign exchange rates and rigorous cost management. Approximately 84,000 Au eq. oz. were produced from processing Dvoinoye ore in Q2 2016.

7 For more information on these regulatory proceedings see the Company’s second-quarter unaudited Management’s Discussion and Analysis report at www.kinross.com.

p. 4 Kinross reports 2016 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

At the Russian development projects, haulage roads to both Moroshka, located near Kupol, and September Northeast, located near Dvoinoye, have been constructed. Portal construction is expected to begin in Q4 2016 at Moroskha, with mining scheduled to commence in 2018. Camp facilities have been constructed and site preparation is on schedule to be completed in Q4 2016 at September Northeast, with mining expected to commence in early 2017.

West Africa

The region expects to be at the lower end of its 2016 guidance range for production and at the higher end of its range for cost of sales per ounce. At Tasiast, production was lower quarter-over-quarter and year-over-year mainly as a result of the 18-day strike which ended on June 11, 2016 and the temporary suspension of mining and processing which began on June 18, 2016. Production cost of sales per ounce increased due to the decrease in gold equivalent ounces sold. Tonnes of ore mined increased compared with Q1 2016 and Q2 2015 due to additional heap leach material encountered in the West Branch footwall and planned mine sequencing to support the higher mill throughput rate, which continued to average more than 8,000 tonnes per day (tpd) in the quarter.

The Company and the Government of Mauritania have resolved the expatriate work permit issue as part of reaching a mutually acceptable “Mauritanization” plan to increase the number of local workers who have the necessary skills and experience to work at Tasiast, a requirement under Mauritanian law. Kinross has remobilized its workforce and expects to resume normal mining and processing activities in August 2016. As a result of the suspension, the Phase One expansion’s expected timing for commercial production may extend to Q2 2018.

Labour negotiations respecting the Company’s collective labour agreement at Tasiast are expected to recommence in the near term following resumption of normal mining and processing activities.

At Chirano, production was lower compared with Q1 2016 and Q2 2015 as the site continued to transition to the Paboase underground deposit, which resulted in lower grades. Production cost of sales per ounce was higher compared with both Q1 2016 and Q2 2015 as a result of fewer ounces sold, higher power costs and increased maintenance costs. The Company expects to mine higher grades and larger volumes from Paboase in the second half of the year resulting in improved mine performance.

Balance sheet and liquidity

As of June 30, 2016, Kinross had cash and cash equivalents of $968.2 million, a decrease of $75.7 million since December 31, 2015, mainly as a result of the $588.0 million used in the acquisition of the Bald Mountain mine and the remaining 50% interest in the Round Mountain mine, offset by net proceeds of $275.7 million from the equity issuance in Q1 2016 and $276.9 million of free cash flow generated from its operations in the first half of 2016. The Company also has available credit of $1,499.6 million as of June 30, 2016 for total liquidity of approximately $2.5 billion.

The Company expects that its existing liquidity sources will be sufficient to fund the Tasiast Phase One expansion and the repayment of $250 million in senior notes due in September. After September, Kinross will have no other debt maturities until 2020, as the Company has extended the maturity dates of its $500 million term loan and $1,500 million revolving credit facility by one year to August 10, 2020 and August 10, 2021, respectively.

Outlook

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 17 of this news release.

The Company expects to be within its 2016 production guidance range of approximately 2.7 - 2.9 million Au eq. oz., its production cost of sales guidance range of $675 - $735 per Au eq. oz., and its all-in sustaining cost guidance range of $890 - $990 per Au eq. oz. sold.

p. 5 Kinross reports 2016 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Kinross is tracking below its capital expenditure forecast of $755 million and is reviewing timing of its capital spend for the second half of 2016. The Company expects to provide an update in the third quarter.

Other operating costs are now forecast to be approximately $95 million, compared with the previously-stated forecast of $45 million, mainly due to the temporary suspension of mining at Tasiast and Maricunga during the quarter.

Depreciation, depletion and amortization is now forecast to be approximately $350 per Au eq. oz., compared with the previous forecast of $375 per Au eq. oz.

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, July 28, 2016 at 8 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610

Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 00585 followed by #.

Outside of Canada & US – 1-604-638-9010; Passcode – 00585 followed by #.

You may also access the conference call on a listen-only basis via webcast at our www.kinross.com, where it will be archived.

This news release should be read in conjunction with Kinross’ 2016 second-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2016 second-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

p. 6 Kinross reports 2016 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended June 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2016	2015	2016	2015	2016	2015	2016	2015

Fort Knox	97,221	116,061	97,625	113,697	$77.4	$68.9	$793	$606
Round Mountain	92,813	48,448	91,646	47,893	71.3	36.4	778	760
Bald Mountain	32,704	-	35,508	-	43.2	-	1,217	-
Kettle River - Buckhorn	25,031	29,580	24,808	29,524	18.2	23.4	734	793
Paracatu	126,774	110,366	126,365	107,169	87.5	90.5	692	844
Maricunga	44,304	47,713	45,362	50,957	42.6	55.0	939	1,079
Americas Total	418,847	352,168	421,314	349,240	340.2	274.2	807	785

Kupol	183,638	191,160	198,890	159,950	82.9	78.3	417	490
Russia Total	183,638	191,160	198,890	159,950	82.9	78.3	417	490

Tasiast	29,577	57,890	28,467	54,941	35.3	58.4	1,240	1,063
Chirano (100%)	43,561	66,311	42,312	69,017	48.3	47.6	1,142	690
West Africa Total	73,138	124,201	70,779	123,958	83.6	106.0	1,181	855

Operations Total	675,623	667,529	690,983	633,148	506.7	458.5	733	724
Less Chirano non-controlling interest (10%)	(4,356)	(6,631)	(4,231)	(6,902)	(4.8)	(4.8)
Attributable Total	671,267	660,898	686,752	626,246	$501.9	$453.7	$731	$724

Six months ended June 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2016	2015	2016	2015	2016	2015	2016	2015

Fort Knox	185,021	198,734	185,514	195,700	$139.6	$124.0	$753	$634
Round Mountain	185,739	88,710	182,120	88,340	131.7	72.4	723	820
Bald Mountain	53,126	-	46,705	-	56.3	-	1,205	-
Kettle River - Buckhorn	53,343	53,845	53,072	53,691	40.4	47.7	761	888
Paracatu	246,150	235,051	243,455	232,098	167.4	184.4	688	794
Maricunga	103,380	104,535	102,852	105,333	89.9	111.0	874	1,054
Americas Total	826,759	680,875	813,718	675,162	625.3	539.5	768	799

Kupol	376,088	376,889	374,581	352,117	161.1	169.8	430	482
Russia Total	376,088	376,889	374,581	352,117	161.1	169.8	430	482

Tasiast	76,655	111,899	76,858	106,731	82.5	110.3	1,073	1,033
Chirano (100%)	88,031	133,994	89,991	140,890	95.5	93.5	1,061	664
West Africa Total	164,686	245,893	166,849	247,621	178.0	203.8	1,067	823

Operations Total	1,367,533	1,303,657	1,355,148	1,274,900	964.4	913.1	712	716
Less Chirano non-controlling interest (10%)	(8,803)	(13,399)	(8,999)	(14,089)	(9.6)	(9.4)
Attributable Total	1,358,730	1,290,258	1,346,149	1,260,811	$954.8	$903.7	$709	$717

p. 7 Kinross reports 2016 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(unaudited expressed in millions of United States dollars, except share amounts)

	As at
	June 30	December 31,
	2016	2015

Assets
Current assets
Cash and cash equivalents	$968.2	1,043.9
Restricted cash	11.4	10.5
Accounts receivable and other assets	126.4	108.2
Current income tax recoverable	80.8	123.3
Inventories	1,056.5	1,005.2
Unrealized fair value of derivative assets	21.4	1.0
	2,264.7	2,292.1
Non-current assets
Property, plant and equipment	5,059.8	4,593.7
Goodwill	162.7	162.7
Long-term investments	145.6	83.1
Investments in associate and joint ventures	163.3	157.1
Unrealized fair value of derivative assets	5.3	-
Other long-term assets	413.2	370.2
Deferred tax assets	92.3	76.5
Total assets	$8,306.9	$7,735.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$432.4	$379.6
Current income tax payable	40.8	6.4
Current portion of long-term debt	249.9	249.5
Current portion of provisions	53.3	50.3
Current portion of unrealized fair value of derivative liabilities	1.0	16.0
	777.4	701.8
Non-current liabilities
Long-term debt	1,733.1	1,731.9
Provisions	857.3	720.8
Other long-term liabilities	195.8	148.7
Deferred tax liabilities	432.1	499.0
Total liabilities	3,995.7	3,802.2

Equity
Common shareholders' equity
Common share capital	$14,890.6	$14,603.5
Contributed surplus	233.8	239.2
Accumulated deficit	(10,912.1)	(10,922.1)
Accumulated other comprehensive income (loss)	58.4	(31.3)
Total common shareholders' equity	4,270.7	3,889.3
Non-controlling interest	40.5	43.9
Total equity	4,311.2	3,933.2
Total liabilities and equity	$8,306.9	$7,735.4

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,244,357,781	1,146,540,188

p. 8 Kinross reports 2016 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(unaudited expressed in millions of United States dollars, except per share and share amounts)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015

Revenue
Metal sales	$876.4	$755.2	$1,659.0	$1,536.6

Cost of sales
Production cost of sales	506.7	458.5	964.4	913.1
Depreciation, depletion and amortization	210.2	216.7	403.4	422.9
Impairment charges	-	24.5	-	24.5
Total cost of sales	716.9	699.7	1,367.8	1,360.5
Gross profit	159.5	55.5	291.2	176.1
Other operating expense	36.1	49.0	70.0	65.3
Exploration and business development	21.8	29.7	38.5	52.5
General and administrative	32.4	44.6	70.7	83.6
Operating earnings (loss)	69.2	(67.8)	112.0	(25.3)
Other income (expense) - net	3.7	(6.3)	13.2	(8.2)
Equity in earnings (losses) of associate and joint ventures	(0.1)	5.9	0.1	4.9
Finance income	1.9	2.0	3.5	4.2
Finance expense	(32.3)	(23.7)	(65.5)	(47.7)
Earnings (loss) before tax	42.4	(89.9)	63.3	(72.1)
Income tax recovery (expense) - net	(69.4)	5.4	(56.7)	(19.9)
Net earnings (loss)	$(27.0)	$(84.5)	$6.6	$(92.0)
Net earnings (loss) attributable to:
Non-controlling interest	$(2.0)	$(1.3)	$(3.4)	$(2.1)
Common shareholders	$(25.0)	$(83.2)	$10.0	$(89.9)
Earnings (loss) per share attributable to common shareholders

Basic	$(0.02)	$(0.07)	$0.01	$(0.08)
Diluted	$(0.02)	$(0.07)	$0.01	$(0.08)

Weighted average number of common shares outstanding (millions)
Basic	1,244.2	1,146.2	1,208.9	1,145.7
Diluted	1,244.2	1,146.2	1,219.4	1,145.7

p. 9 Kinross reports 2016 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(unaudited expressed in millions of United States dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
Net inflow (outflow) of cash related to the following activities:

Operating:
Net earnings (loss)	$(27.0)	$(84.5)	$6.6	$(92.0)
Adjustments to reconcile net earnings (loss) to net cash provided from operating activities:
Depreciation, depletion and amortization	210.2	216.7	403.4	422.9
Impairment of inventory	-	24.5	-	24.5
Equity in losses (earnings) of associate and joint ventures	0.1	(5.9)	(0.1)	(4.9)
Non-hedge derivative losses (gains) - net	5.9	(1.8)	0.4	(0.8)
Share-based compensation expense	3.3	4.3	7.1	8.9
Finance expense	32.3	23.7	65.5	47.7
Deferred tax expense (recovery)	(45.0)	12.7	(104.0)	(17.1)
Foreign exchange losses (gains) and other	7.4	(28.3)	15.9	(13.0)
Changes in operating assets and liabilities:
Accounts receivable and other assets	4.9	(29.8)	3.6	11.0
Inventories	49.6	36.5	83.9	87.2
Accounts payable and accrued liabilities	101.0	28.0	115.0	0.4
Cash flow provided from operating activities	342.7	196.1	597.3	474.8
Income taxes paid	(26.8)	(28.9)	(66.9)	(57.5)
Net cash flow provided from operating activities	315.9	167.2	530.4	417.3

Investing:
Additions to property, plant and equipment	(114.0)	(128.5)	(253.5)	(278.0)
Business acquisition	22.0	-	(588.0)	-
Net additions to long-term investments and other assets	(9.0)	(20.0)	(20.1)	(41.7)
Net proceeds from the sale of property, plant and equipment	2.5	1.6	6.9	2.9
Decrease (increase) in restricted cash	(0.5)	2.6	(0.9)	2.8
Interest received and other	0.9	1.0	1.5	2.1
Net cash flow used in investing activities	(98.1)	(143.3)	(854.1)	(311.9)
Financing:
Issuance of common shares on exercise of options	1.0	-	1.0	-
Proceeds from issuance of equity	-	-	275.7	-
Proceeds from issuance of debt	-	3.0	-	22.5
Repayment of debt	-	(3.0)	-	(52.5)
Interest paid	(3.6)	(2.5)	(33.2)	(23.5)
Other	-	(1.0)	-	(1.0)
Net cash flow provided from (used in) financing activities	(2.6)	(3.5)	243.5	(54.5)
Effect of exchange rate changes on cash and cash equivalents	2.6	0.5	4.5	(3.0)
Increase (decrease) in cash and cash equivalents	217.8	20.9	(75.7)	47.9
Cash and cash equivalents, beginning of period	750.4	1,010.5	1,043.9	983.5
Cash and cash equivalents, end of period	$968.2	$1,031.4	$968.2	$1,031.4

p. 10 Kinross reports 2016 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (5)	Gold Eq Sales (5)	Production cost of sales	Production cost of sales/oz	Cap Ex (7)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q2 2016	100	6,141	3,467	4,914	0.64	0.28	83%	97,221	97,625	$77.4	$793	$15.2	$22.3
		Q1 2016	100	6,786	3,246	7,495	0.66	0.26	81%	87,800	87,889	62.2	708	18.0	23.5
		Q4 2015	100	4,454	3,407	6,712	0.66	0.26	82%	87,561	87,426	62.6	716	35.3	31.7
		Q3 2015	100	5,950	3,328	6,697	0.86	0.27	83%	115,258	118,978	66.2	556	37.4	36.8
		Q2 2015	100	6,543	3,345	8,255	0.87	0.28	84%	116,061	113,697	68.9	606	26.7	37.2
	Round Mountain	Q2 2016	100	6,632	942	6,234	0.80	0.40	80%	92,813	91,646	$71.3	$778	$12.3	$20.8
		Q1 2016 (8)	100(8)	4,018	869	3,617	1.17	0.44	83%	92,926	90,474	60.4	668	16.3	16.1
		Q4 2015	50	6,392	898	3,724	0.86	0.42	77%	51,034	52,882	37.0	700	14.2	11.0
		Q3 2015	50	6,962	924	4,546	0.91	0.47	81%	58,074	54,559	37.5	687	12.3	12.9
		Q2 2015	50	5,286	748	4,372	1.08	0.40	75%	48,448	47,893	36.4	760	10.8	12.0
	Bald Mountain (8), (9)	Q2 2016	100	2,182	-	2,182	-	0.48	nm	32,704	35,508	$43.2	$1,217	$4.5	$8.6
		Q1 2016 (8)	100	1,766	-	1,766	-	0.62	nm	20,422	11,197	13.1	1,170	1.7	2.0
	Kettle River- Buckhorn	Q2 2016	100	101	101	-	7.40	-	93%	25,031	24,808	$18.2	$734	$-	$0.8
		Q1 2016	100	86	107	-	7.23	-	92%	28,312	28,264	22.2	785	-	1.4
		Q4 2015	100	84	90	-	9.67	-	92%	19,301	19,601	14.6	745	-	2.0
		Q3 2015	100	97	106	-	6.93	-	92%	24,222	24,284	19.3	795	-	2.6
		Q2 2015	100	95	130	-	8.58	-	93%	29,580	29,524	23.4	793	-	3.3
	Paracatu	Q2 2016	100	12,109	12,331	-	0.44	-	70%	126,774	126,365	$87.5	$692	$15.9	$35.4
		Q1 2016	100	11,825	11,439	-	0.44	-	73%	119,376	117,090	79.9	682	10.7	35.4
		Q4 2015	100	10,730	9,738	-	0.51	-	76%	113,547	117,796	89.2	757	30.1	34.9
		Q3 2015	100	13,969	12,322	-	0.43	-	76%	129,064	134,838	100.7	747	36.9	38.4
		Q2 2015	100	11,435	11,392	-	0.41	-	72%	110,366	107,169	90.5	844	29.4	36.4
	Maricunga (9)	Q2 2016	100	1,346	-	1,475		0.61	nm	44,304	45,362	$42.6	$939	$1.3	$11.6
		Q1 2016	100	3,947	-	4,254	-	0.69	nm	59,076	57,490	47.3	823	0.8	10.8
		Q4 2015	100	3,870	-	4,099	-	0.78	nm	54,948	56,440	52.6	932	4.7	8.2
		Q3 2015	100	3,476	-	3,822	-	0.74	nm	52,672	52,282	52.5	1,004	5.2	7.3
		Q2 2015	100	2,220	-	1,957	-	0.81	nm	47,713	50,957	55.0	1,079	7.1	6.4
Russia	Kupol (3)(4)(6)	Q2 2016	100	513	428	-	12.75	-	95%	183,638	198,890	$82.9	$417	$15.1	$59.9
		Q1 2016	100	494	416	-	13.92	-	95%	192,450	175,691	78.2	445	27.8	52.9
		Q4 2015	100	449	429	-	13.81	-	96%	191,308	195,465	91.3	467	9.0	73.8
		Q3 2015	100	468	410	-	13.65	-	96%	190,366	217,031	101.7	469	21.4	77.3
		Q2 2015	100	516	423	-	13.43	-	95%	191,160	159,950	78.3	490	10.0	56.3
West Africa	Tasiast	Q2 2016	100	1,937	489	1,542	1.39	0.45	92%	29,577	28,467	$35.3	$1,240	$36.0	$22.3
		Q1 2016	100	1,891	777	1,187	1.51	0.41	91%	47,078	48,391	47.2	975	49.9	22.7
		Q4 2015	100	1,318	689	587	2.27	0.55	89%	53,706	52,146	49.9	957	49.6	26.5
		Q3 2015	100	1,259	618	364	2.21	0.48	92%	53,440	57,163	60.4	1,057	44.1	19.5
		Q2 2015	100	1,609	605	521	2.21	0.56	92%	57,890	54,941	58.4	1,063	31.1	18.7
	Chirano - 100%	Q2 2016	90	547	882	-	1.72	-	91%	43,561	42,312	$48.3	$1,142	$11.1	$25.8
		Q1 2016	90	453	847	-	1.77	-	91%	44,470	47,679	47.2	990	11.7	25.7
		Q4 2015	90	559	853	-	2.32	-	91%	58,123	56,284	42.2	750	11.6	44.1
		Q3 2015	90	873	917	-	2.36	-	91%	63,981	62,792	44.0	701	6.7	42.7
		Q2 2015	90	875	823	-	2.73	-	92%	66,311	69,017	47.6	690	4.9	44.6
	Chirano - 90%	Q2 2016	90	547	882	-	1.72	-	91%	39,205	38,081	$43.5	$1,142	$10.0	$23.2
		Q1 2016	90	453	847	-	1.77	-	91%	40,023	42,911	42.5	990	10.5	23.1
		Q4 2015	90	559	853	-	2.32	-	91%	52,311	50,655	38.0	750	10.4	39.7
		Q3 2015	90	873	917	-	2.36	-	91%	57,583	56,513	39.6	701	6.0	38.4
		Q2 2015	90	875	823	-	2.73	-	92%	59,680	62,115	42.8	689	4.4	40.1

(1)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(2)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(3)	The Kupol segment includes the Kupol and Dvoinoye mines.
(4)	Kupol silver grade and recovery were as follows: Q2 (2016) 105.89 g/t, 86.5%; Q1 (2016) 104.19 g/t, 88%; Q4 (2015) 100.58 g/t, 87%; Q3 (2015) 100.55 g/t, 88%; Q2 (2015) 106.19 g/t, 87%.
(5)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q2 2016: 75.06:1 , Q1 2016: 79.64:1; Q4 2015: 74.78:1; Q3 2015: 75.40:1, Q2 2015: 72.75:1.
(6)	Dvoinoye ore processed and grade were as follows: Q2 (2016) 118,057 tonnes, 22.42 g/t; Q1 (2016) 129,675 tonnes, 22.69 g/t; Q4 (2015) 122,987 tonnes, 22.91 g/t; Q3 (2015) 111,806 tonnes, 24.52 g/t; Q2 (2015) 104,465 tonnes, 26.43 g/t.
(7)	Capital expenditures are presented on a cash basis, consistent with the statement of cash flows.
(8)	On January 11, 2016, Kinross completed the acquisition of 100% of the Bald Mountain gold mine and the remaining 50% interest in the Round Mountain gold mine. The interim financial statements for the three months ended March 31, 2016 have been recasted to reflect the retrospective impact of the finalization of the purchase price allocation.
(9)	"nm" means not meaningful.

p. 11 Kinross reports 2016 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Adjusted Earnings
(in millions, except share and per share amounts)	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015

Net earnings (loss) attributable to common shareholders - as reported	$(25.0)	$(83.2)	$10.0	$(89.9)

Adjusting items:
Foreign exchange losses	6.2	6.5	9.0	7.5
Non-hedge derivatives losses (gains) - net of tax	6.9	(0.1)	0.3	1.9
Losses (gains) on sale of other assets - net of tax	(2.7)	(0.1)	(6.2)	0.8
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(31.6)	2.8	(37.8)	20.5
Acquisition costs	-	-	7.6	-
Tax benefits realized upon acquisition	-	-	(27.7)	-
Impairment charges - net of tax	-	26.0	-	26.0
Taxes in respect of prior years	24.0	19.3	45.2	19.7
Chile weather event related costs, net of tax	-	15.2	-	15.2
Tasiast and Maricunga suspension related costs - net of tax	22.7	-	22.7	-
Insurance recoveries and other - net of tax	(10.3)	-	(11.7)	-
	15.2	69.6	1.4	91.6
Adjusted net earnings (loss) attributable to common shareholders	$(9.8)	$(13.6)	$11.4	$1.7
Weighted average number of common shares outstanding - Basic	1,244.2	1,146.2	1,208.9	1,145.7
Adjusted net earnings (loss) per share	(0.01)	(0.01)	0.01	0.00

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, adjusted operating cash flow and adjusted operating cash flow per share measures are not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

p. 12 Kinross reports 2016 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Adjusted Operating Cash Flow
(in millions, except share and per share amounts)	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015

Net cash flow provided from operating activities - as reported	$315.9	$167.2	$530.4	$417.3

Adjusting items:
Working capital changes:
Accounts receivable and other assets	(4.9)	29.8	(3.6)	(11.0)
Inventories	(49.6)	(36.5)	(83.9)	(87.2)
Accounts payable and other liabilities, including taxes	(74.2)	0.9	(48.1)	57.1
	(128.7)	(5.8)	(135.6)	(41.1)
Adjusted operating cash flow	$187.2	$161.4	$394.8	$376.2
Weighted average number of common shares outstanding - Basic	1,244.2	1,146.2	1,208.9	1,145.7
Adjusted operating cash flow per share	$0.15	$0.14	$0.33	$0.33

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per
	Equivalent Ounce Sold
(in millions, except ounces and production cost of sales per equivalent ounce)	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

Production cost of sales - as reported	$506.7	$458.5	$964.4	$913.1
Less: portion attributable to Chirano non-controlling interest	(4.8)	(4.8)	(9.6)	(9.4)
Attributable production cost of sales	$501.9	$453.7	$954.8	$903.7

Gold equivalent ounces sold	690,983	633,148	1,355,148	1,274,900
Less: portion attributable to Chirano non-controlling interest	(4,231)	(6,902)	(8,999)	(14,089)
Attributable gold equivalent ounces sold	686,752	626,246	1,346,149	1,260,811
Consolidated production cost of sales per equivalent ounce sold	$733	$724	$712	$716
Attributable production cost of sales per equivalent ounce sold	$731	$724	$709	$717

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

p. 13 Kinross reports 2016 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Attributable Production Cost of Sales Per Ounce Sold on a
	By-Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

Production cost of sales - as reported	$506.7	$458.5	$964.4	$913.1
Less: portion attributable to Chirano non-controlling interest	(4.8)	(4.8)	(9.6)	(9.4)
Less: attributable silver revenues	(29.1)	(20.2)	(48.6)	(40.4)
Attributable production cost of sales net of silver by-product revenue	$472.8	$433.5	$906.2	$863.3

Gold ounces sold	669,251	615,777	1,316,741	1,240,795
Less: portion attributable to Chirano non-controlling interest	(4,219)	(6,884)	(8,976)	(14,051)
Attributable gold ounces sold	665,032	608,893	1,307,765	1,226,744
Attributable production cost of sales per ounce sold on a by-product basis	$711	$712	$693	$704

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

p. 14 Kinross reports 2016 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce
	Sold on a By-Product Basis
(in millions, except ounces and costs per ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015

Production cost of sales - as reported	$506.7	$458.5	$964.4	$913.1
Less: portion attributable to Chirano non-controlling interest(1)	(4.8)	(4.8)	(9.6)	(9.4)
Less: attributable(2) silver revenues(3)	(29.1)	(20.2)	(48.6)	(40.4)
Attributable(2) production cost of sales net of silver by-product revenue	$472.8	$433.5	$906.2	$863.3
Adjusting items on an attributable(2) basis:
General and administrative(4)	32.4	44.6	70.7	83.6
Other operating expense - sustaining(5)	8.2	2.5	31.7	14.2
Reclamation and remediation - sustaining(6)	32.9	14.7	51.2	29.2
Exploration and business development - sustaining(7)	12.9	16.4	24.4	29.7
Additions to property, plant and equipment - sustaining(8)	90.0	101.1	175.7	184.1
All-in Sustaining Cost on a by-product basis - attributable(2)	$649.2	$612.8	$1,259.9	$1,204.1
Other operating expense - non-sustaining(5)	4.9	14.8	7.4	19.3
Exploration - non-sustaining(7)	8.6	12.8	13.6	21.9
Additions to property, plant and equipment - non-sustaining(8)	20.6	24.7	55.0	68.5
All-in Cost on a by-product basis - attributable(2)	$683.3	$665.1	$1,335.9	$1,313.8
Gold ounces sold	669,251	615,777	1,316,741	1,240,795
Less: portion attributable to Chirano non-controlling interest(9)	(4,219)	(6,884)	(8,976)	(14,051)
Attributable(2) gold ounces sold	665,032	608,893	1,307,765	1,226,744
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$976	$1,006	$963	$982
Attributable(2) all-in cost per ounce sold on a by-product basis	$1,027	$1,092	$1,022	$1,071

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per
	Equivalent Ounce Sold
(in millions, except ounces and costs per equivalent ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015

Production cost of sales - as reported	$506.7	$458.5	$964.4	$913.1
Less: portion attributable to Chirano non-controlling interest(1)	(4.8)	(4.8)	(9.6)	(9.4)
Attributable(2) production cost of sales	$501.9	$453.7	$954.8	$903.7
Adjusting items on an attributable(2) basis:
General and administrative(4)	32.4	44.6	70.7	83.6
Other operating expense - sustaining(5)	8.2	2.5	31.7	14.2
Reclamation and remediation - sustaining(6)	32.9	14.7	51.2	29.2
Exploration and business development - sustaining(7)	12.9	16.4	24.4	29.7
Additions to property, plant and equipment - sustaining(8)	90.0	101.1	175.7	184.1
All-in Sustaining Cost - attributable(2)	$678.3	$633.0	$1,308.5	$1,244.5
Other operating expense - non-sustaining(5)	4.9	14.8	7.4	19.3
Exploration - non-sustaining(7)	8.6	12.8	13.6	21.9
Additions to property, plant and equipment - non-sustaining(8)	20.6	24.7	55.0	68.5
All-in Cost - attributable(2)	$712.4	$685.3	$1,384.5	$1,354.2
Gold equivalent ounces sold	690,983	633,148	1,355,148	1,274,900
Less: portion attributable to Chirano non-controlling interest(9)	(4,231)	(6,902)	(8,999)	(14,089)
Attributable(2) gold equivalent ounces sold	686,752	626,246	1,346,149	1,260,811
Attributable(2) all-in sustaining cost per equivalent ounce sold	$988	$1,011	$972	$987
Attributable(2) all-in cost per equivalent ounce sold	$1,037	$1,094	$1,028	$1,074

p. 15 Kinross reports 2016 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(1) "Portion attributable to Chirano non-controlling interest" represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.

(2) “Attributable” includes Kinross' share of Chirano (90%) production.

(3) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(4) “General and administrative” expenses is as reported on the consolidated statement of operations, net of certain severance expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(5) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(6) “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(7) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

(8) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the second quarter and six months ended June 30, 2016, primarily relate to projects at Tasiast and Chirano.

(9) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

p. 16 Kinross reports 2016 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include): “Outlook”, “CEO commentary“, “Operating results and update”, and “Balance sheet and liquidity”, and include, without limitation, statements with respect to our guidance and forecasts for production; production costs of sales, all-in sustaining cost and capital expenditures; as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, permitting, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation and regulatory processes. The words “ahead”, “anticipate”, “assumption”, “believe”, “contemplate”, “consideration”, “contingent”, “encouraging”, “estimates”, ‘‘expects’’, “explore”, “feasibility”, “flexibility”, “focus”, “forecast”, “forward”, “future”, “guidance”, “indicate”, “intend”, “measures”, “objective”, “on track”, “outlook”, “opportunity”, “path, “phase”, “plan”, “positioned”, “possible”, “potential”, “pre-feasibility”, “priority”, “project”, “proposition”, “prospective”, “risk”, “strategy”, “study”, “target”, “timeline”, “trending” or “upside”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or ‘will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 31, 2016 (“2016 AIF”) and our Management’s Discussion and Analysis for the fiscal year-end 2015 (“2015 MD&A”) and second-quarter 2016 (“Q2 2016 MD&A”), as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events (including, without limitation, prolonged lack of rainfall at Paracatu) and other or related natural disasters, labour disruptions (including but not limited to arising from negotiation of the collective labour agreement or renewed expatriate work permit issues at Tasiast), supply disruptions, power disruptions, illegal incursions, illegal mining, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations, water and power supply at Paracatu and the ongoing regulatory proceedings at Maricunga; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailing facility regulation and amendments to mining laws in Brazil, potential amendments to labour laws and water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited amendments to the VAT) in Mauritania, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (11) goodwill and/or asset impairment potential; and (12) access to capital markets, including but not limited to credit ratings being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; the impacts of illegal mining and property incursions; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions (including but not limited to Bald Mountain and the other 50% of Round Mountain) and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; permitting and environmental enforcement actions (including but not limited to in respect of Maricunga and the Company’s Sunnyside reclamation property in Colorado) and similar proceedings in jurisdictions in which the Company operates; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross,including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our 2016 AIF and the “Risk Analysis” sections of our 2015 MD&A and Q2 2016 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 17 Kinross reports 2016 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in US dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $15 impact on production cost of sales per ounce8.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $14 impact on Russian production cost of sales per ounce.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $24 impact on Brazilian production cost of sales per ounce.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $3 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties (other than exploration activities) contained in this news release has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101 (“NI 43-101”). The technical information about the Company’s exploration activities contained in this news release has been prepared under the supervision of Mr. Sylvain Guerard, an officer of the Company who is a “qualified person” within the meaning of NI 43-101.

8 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating, or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 18 Kinross reports 2016 second-quarter results	www.kinross.com